Exhibit 99.B(j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
SEI Daily Income Trust:

We consent to the use of our report dated March 27, 2008, with respect to the financial statements of the SEI Daily Income Trust, comprising the Money Market Fund, Government Fund, Government II Fund, Prime Obligation Fund, Treasury Fund, Treasury II Fund, Short-Duration Government Fund, Intermediate-Duration Government Fund, GNMA Fund, and Ultra Short Bond Fund, as of January 31, 2008, incorporated herein by reference, and to the references to our firm under the heading “Financial Highlights” in the Prospectuses and in the introduction to and under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

May 28, 2008